Pearson plc

80 Strand

London

WC2R 0RL

March 26, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of Disclosure in Annual Report on Form 20-F Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, we hereby give notice that Pearson plc has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2014, which was filed with the Securities and Exchange Commission on March 26, 2015. This disclosure can be found on page 20 of the Form 20-F under the caption “Government regulations”.

Very truly yours,

Pearson plc

/s/ John Fallon
John Fallon
Chief Executive Officer

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